News Release





ZURICH

Strong operating performance fuels excellent nine month results for Zurich Financial Services

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 16, 2006 – Zurich Financial Services Group (Zurich) reports that continued strong operating performances in all business segments generated a record business operating profit and net income for the nine months to September 30, 2006.

"Our focus on operational excellence continues to generate profitable growth," remarked Zurich's Chief Executive Officer James J. Schiro. "General Insurance's disciplined portfolio management approach achieved excellent underwriting results, Global Life's new business grew by double digits while increasing its margins, and the Farmers Exchanges demonstrated market-beating growth. Together, these results generated record business operating profit and net income, demonstrating the strength of our diversified portfolio."

Performance highlights include:

- **Net income[1] of USD 3.3 billion, an increase[2] of 44%. Annualized return on equity (ROE) of 19.4%**
- **Business operating profit (BOP) of USD 4.3 billion, an increase of 50%. Annualized BOP ROE[3] after tax of 18.2%**
- **General Insurance gross written premiums and policy fees of USD 26.3 billion, an increase of 3% (in local currencies), and a combined ratio of 94.8%, an improvement of 6.1 percentage points**
- **Global Life new business volume growth of 14% (in local currencies), with new business profit margin of 19.3%[4]**

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- **Farmers Management Services' management fees and other related revenues increased 3% to USD 1.6 billion**

Through its operational improvement program, known as The Zurich Way, the Group is well on track to exceed its previously announced target of generating USD 500 million of after tax operational improvements for 2006. As the Group develops its new three-year plan it expects a revised target of USD 2 billion of after tax improvements for the three years 2007 to 2009, of which USD 700 million would be generated in 2007. These efforts in General Insurance are expected to translate into a contribution to combined ratio improvement of two percentage points, while in Global Life The Zurich Way initiatives are expected to contribute half of the targeted double digit Annual Premium Equivalent (APE) growth.

"The continuous improvements we have already embedded through The Zurich Way initiatives give us confidence that we have the processes, procedures and skills to manage our business throughout the cycle and achieve top tier results," observed Schiro. "Now that we know we can effectively sustain those improvements, we are confident we can achieve even more."

General Insurance: Strong underlying performances in all major markets, aided by relatively low levels of natural catastrophes, generated a business operating profit of USD 2.8 billion, up 105%. This result was driven by an underwriting profit of USD 1.1 billion, compared with last year's loss of USD 176 million, and investment income of USD 2.4 billion, an increase of 19%. The combined ratio improved 6.1 percentage points to 94.8%. Growth in investment income arose from higher yields and higher invested assets.

Gross written premiums and policy fees increased 3% in local currencies (2% in dollar equivalent terms) through the selective and active management of targeted business areas and profitable lines of business. While it expects a generally flat rate environment to persist throughout 2006, Zurich carefully manages the impact of market conditions and accumulation exposures through sophisticated portfolio analyses, disciplined underwriting standards and global capital management procedures.

North America Commercial achieved a 2% increase in rates, with property rates in catastrophe prone regions rising and liability rates declining. In Europe General Insurance, the greatest rate pressure has been in UK motor and liability lines although there was some easing of reductions in the third quarter. Elsewhere in Europe, rates have been stable overall. In Global Corporate, there has been a small decline in rates overall with strong increases in US catastrophe prone exposures offset by rate decreases in US and UK liability and in UK property.

On a Group level, the nine-month movement on prior year reserves amounted to a net release of USD 78 million, a reduction of USD 102 million compared with the six-month 2006 release. The one significant movement was a strengthening in UK asbestos, where claims notifications have been higher than the expected run rate, and reserves have been increased in the third quarter by approximately USD 500 million. The net effect of movements on other portfolios was positive.

Global Life: The Global Life result reflects Zurich's leading position in its chosen unit-linked and protection markets, which now represent two-thirds of all new sales. APE growth of 14% in local currencies, coupled with a 19.3% new business profit margin, generated USD 322 million in new

business profit, an increase of 33% in local currencies or 22% in dollar equivalent terms. The significant margin improvements, especially in the UK and Switzerland, were primarily the result of a better product mix and the disciplined execution of several initiatives focused on operational efficiency and profitable growth.

Global Life continues to generate significant APE growth in a number of markets, including Ireland, where APE grew 45% in local currency. In addition, Zurich International Solutions, the global expatriate business located in the Isle of Man, grew 48% in local currencies, as it gained market share in Hong Kong and the Middle East and successfully launched a new branch in Singapore. In the UK, sales through independent intermediaries were up 18% while Openwork's sales of Zurich products rose 12%. Openwork's overall sales, which include sales of third party products, rose by 35%. In addition, Global Life is successfully leveraging its multinational platform through the introduction of cross-border products and technology platforms.

Business operating profit remained relatively flat at USD 825 million, attributable largely to the transfer of USD 1.1 billion of excess capital from Global Life to the Group at the end of 2005, which had the effect of reducing investment income by USD 42 million.

Farmers Management Services: Farmers' management fees and other related revenues grew by 3% to USD 1.6 billion as a result of targeted investments in its distribution platform and product enhancements that enabled the Farmers Exchanges, which Zurich manages but does not own, to achieve third quarter premium growth of more than 5%.

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Farmers' business operating profit remained stable at USD 919 and its operating margin decreased slightly to 50.7%. These results were impacted by USD 24 million of investments in growth initiatives, as well as reduced investment income of USD 29 million in 2006 compared with last year, attributable to the remittance of surplus capital to the Group in late 2005.

Other Businesses: The Other Businesses segment achieved a business operating profit of USD 432 million. Of this, USD 135 million is attributable to business ceded by the Farmers Exchanges, an increase of 5% reflecting the relatively low level of natural disasters. The other operations in this segment contributed USD 297 million with profits arising in certain run off businesses, including Centre's contribution of USD 167 million.

Group investments: The net investment result for Group investments of USD 7.0 billion as included in the Group's income statement is down by 8% compared with the first nine months of 2005, and produced an investment return of 3.8% versus 4.1% (not annualized). While net investment income from Group investments remained stable on a local currency basis, net capital gains on Group investments fell by 33% to USD 1.1 billion, mainly as a result of higher interest rates. After taking into account the portion attributable to policyholders, net capital gains contributed USD 813 million to net income compared with USD 745 million for the first nine months of 2005.

[1] Attributable to shareholders.

[2] All comparisons refer to the first nine months of 2005 unless stated otherwise.

[3] ROE calculated on common shareholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[4] Calculated on the European Embedded Value basis.

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Note to editors:

There will be a telephone conference with a Q&A session for analysts and investors at 9:30 a.m. CET. Reporters may listen in by telephone. Please dial-in to register approximately 3 to 5 minutes prior to the start of the conference.

Dial-in numbers:

- Europe +41 (0)91 610 56 00
- UK +44 (0)207 107 06 11
- USA +1 (1) 866 291 41 66

The presentation to analysts and investors will be audio webcast on our Web site www.zurich.com live; followed by a webcast replay available after 12:00 p.m. CET.

Supplemental financial information, including information on the business divisions, will be available on our Web site www.zurich.com. The presentation for analysts and investors will be published at 8:30 a.m. CET. Please click on the "Results Reporting Q3, 2006 - Media View" link on the bottom right corner of our homepage.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the nine months ended September 30, 2006 and 2005 and the financial position as of September 30, 2006 and December 31, 2005, respectively. Interim results are not necessarily indicative of full-year results.

in USD millions, for the nine months ended September 30, unless otherwise stated	2006	2005	Change in GC[1]	Change in LC
Business operating profit	**4`286**	2`863	50%	
Net income attributable to shareholders	**3`253**	2`256	44%	
General Insurance gross written premiums and policy fees	**26`329**	25`816	2%	3%
Global Life gross written premiums, policy fees and insurance deposits	**15`678**	14`766	6%	8%
Farmers Management Services management fees	**1`589**	1`538	3%	3%
General Insurance business operating profit	**2`778**	1`354	105%	
General Insurance combined ratio (in %) [2]	**94.8%**	100.9%	6.1 pts	6.0 pts
Global Life business operating profit	**825**	830	(1%)	
Global Life new business profit, after tax [3]	**322**	264	22%	33%
Global Life gross new business annual premium equivalent (APE)	**1`669**	1`624	3%	14%
Farmers Management Services business operating profit	**919**	926	(1%)	
Farmers Management Services gross operating margin (in %) [4]	**50.7%**	52.8%	(2.1 pts)	(2.1 pts)
Group investments average invested assets [5]	**183`273**	186`728	(2%)	(4%)
Group investments results, net	**6`979**	7`606	(8%)	(7%)
Group investments return (as % of average invested assets, not Annualized)	**3.8%**	4.1%	(0.3 pts)	(0.1 pts)
Shareholders` equity [6]	**24`559**	22`426	10%	7%
Diluted earnings per share (in CHF)	**27.96**	18.75	49%	
Return on common shareholders` equity (ROE)[7]	**19.4%**	15.5%	3.9 pts	
Business operating profit (after tax) return on common shareholders`equity [7]	**18.2%**	13.6%	4.6 pts	

[1] Change in diluted earnings per share is based on CHF

[2] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.

[3] Global Life new business profit, after tax is calculated as gross new business annual premium equivalent multiplied by new business profit margin (as % of APE).

[4] Farmers Management Services gross operating margin is calculated as the sum of Farmers management fees less management expenses, divided by Farmers management fees.

[5] Excluding cash collateral received for securities lending

[6] As of September 30, 2006 and December 31, 2005, respectively

[7] As of September 30, 2006 and December 31, 2005, respectively. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the nine months ended September 30, 2005 were 15.0% and 13.2%, respectively. Returns for the nine months ended September are annualized on a compound basis using the results for the nine months. Returns for the year ended December 31, 2005 are based on the results for the twelve months.

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.